SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.                   Press Release: Daimler plans to discontinue stock-exchange listing in New York

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault, changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

3

Contact:	Telephone:
Marc Binder	+49 (0)711-17-41349	Press information
Florian Martens	+49 (0)711-17-35014
Brigitte Bertram	+49 (0)711-17-40624	Date:
May 14, 2010

Daimler plans to discontinue stock-exchange listing in New York

•                  Delisting and deregistration as a consequence of changed investor behavior and consistently low trading volumes

•                  Bodo Uebber, CFO of Daimler AG: “Daimler continues to place great importance on having an international shareholder base. At the same time, this step enhances our overall efficiency.”

•                  Company to continue open dialogue with US investors as well as high level of transparency

•                  Daimler remains focused on North American markets for cars and commercial vehicles

Stuttgart — The Supervisory Board and Board of Management of Daimler AG (stock-exchange symbol “DAI”) have decided to apply for the discontinuation of the listing of its shares on the New York Stock Exchange (NYSE).

Bodo Uebber, CFO of Daimler AG, said: “Daimler continues to place great importance on having an international shareholder base. The trading center for our shares, however, clearly is Frankfurt — and that is also the case for our international investors. Furthermore, this step will enhance our overall

Daimler Communications, 70546 Stuttgart, Germany

efficiency. The American sales market and our activities in North America remain as important as ever for Daimler.”

Daimler informed the NYSE by letter today of its intention to discontinue the listing of its shares as well as the 8.50% notes due January 18, 2031 of Daimler Finance North America LLC and the related Daimler guarantee. Daimler will submit a request for delisting also to the United States Securities and Exchange Commission (SEC).  After the delisting has become effective, Daimler will also apply to the SEC for deregistration of all its securities registered with the SEC and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934.

The main reason for discontinuing the NYSE listing and registration with the SEC is a significant change in the behavior of international investors, who now primarily trade in Daimler shares in Germany and through electronic trading platforms. Daimler’s trading volumes in the United States on the contrary have been consistently low and, over a twelve month period, amounted to an average of well below 5% of the worldwide trading volume.

Another objective is to reduce the complexity of financial reporting as well as administrative expenses and fees. The delisting is also the final step in Daimler’s efforts to reduce its number of stock-exchange listings.

Daimler AG will apply for delisting and deregistration in the near future. Independently of the delisting and deregistration, Daimler will maintain a high degree of transparency in its financial reporting and will continue to fulfill the requirements of international investors. “We remain in direct, close and open dialogue with our American investors, and our investor relations team and I will continue to be present on a regular basis in the U.S.,” stated Mr. Uebber.

Daimler has a strong presence in North America and will continue to work to further strengthen its market share and business operations there. In 2009, the region accounted for 25 percent of the Daimler Group’s worldwide revenue and almost every tenth Daimler employee worked in North America.

Daimler reserves the right to submit the aforementioned applications at a later date or to not to submit them at all or to change its plans in other ways.

Daimler and Daimler Finance North America LLC have not arranged for the listing of the aforementioned securities on another U.S. securities exchange or for the quotation of such securities in a quotation medium in the United States.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; the successful implementation of the strategic cooperation with Renault, changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: May 14, 2010